Exhibit 99.2

DESCARTES REPORTS FISCAL 2015 FOURTH QUARTER AND ANNUAL FINANCIAL RESULTS
Record Revenues and Operating Performance

WATERLOO, Ontario — March 5, 2015 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2015 fourth quarter (Q4FY15) and year (FY15) ended January 31, 2015. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

"We're pleased that we've once again delivered another quarter, and year, of record revenues and record operating performance, despite continued foreign exchange pressures on our non-US revenues," said Edward J. Ryan, Descartes' CEO. "Our focus on growing our business through disciplined operations and complementary acquisitions continues to deliver consistent, predictable financial results. As we look ahead to fiscal 2016, we continue to see strong demand for our SaaS-based logistics solutions and we remain well positioned to continue to grow the largest collaborative logistics community in the world, the Global Logistics Network.”

FY15 Financial Results
As described in more detail below, key financial highlights for Descartes in FY15 included:
•
Revenues of $170.9 million, up 13% from $151.3 million in the fiscal year ended January 31, 2014 (FY14). The approximate impact of changes in foreign exchange rates from FY14 to FY15 on revenues was negative $2.8 million;

•	Services revenues of $159.1 million, up 15% from $137.8 million in FY14. Services revenues comprised 93% of total revenues for the year;
•	Cash provided by operating activities of $49.5 million, up 16% from $42.6 million in FY14;
•	Net income of $15.1 million, up 57% from $9.6 million in FY14;
•	Earnings per share on a diluted basis of $0.21, up 40% from $0.15 in FY14;
•	Adjusted EBITDA of $52.0 million, up 17% from $44.5 million in FY14. Adjusted EBITDA as a percentage of revenues was 30%, up from 29% in FY14; and
•	Adjusted EBITDA per share on a diluted basis of $0.73, up 6% from $0.69 in FY14.

Adjusted EBITDA and Adjusted EBITDA per diluted share are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include executive departure charges, restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes’ ongoing operational results. We define Adjusted EBITDA per diluted share as Adjusted EBITDA divided by the number of diluted shares used to calculate the GAAP measure of earnings per share. A reconciliation of Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and earnings per share determined in accordance with GAAP, respectively, is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over FY15 and FY14 (dollar amounts, other than per share amounts, in millions):

	FY15	FY14
Revenues	170.9	151.3
Services revenues	159.1	137.8
Gross Margin	68%	68%
Cash provided by operating activities	49.5	42.6
Net income	15.1	9.6
Earnings per diluted share	0.21	0.15
Adjusted EBITDA	52.0	44.5
Adjusted EBITDA as a % of revenues	30%	29%
Adjusted EBITDA per diluted share	0.73	0.69

Q4FY15 Financial Results
As described in more detail below, key financial highlights for Descartes in Q4FY15 included:
•
Revenues of $44.3 million, up 10% from $40.3 million in the fourth quarter of fiscal 2014 (Q4FY14) and up 3% from $43.1 million in the previous quarter (Q3FY15). The approximate impact of changes in foreign exchange rates from Q4FY14 to Q4FY15 on revenues was negative $2.5 million;

•	Services revenues of $41.5 million, up 13% from $36.6 million in Q4FY14 and up 5% from $39.4 million in Q3FY15. Services revenues comprised 94% of total revenues for the quarter;
•	Cash provided by operating activities of $13.1 million, up 4% from $12.6 million in Q4FY14 and up 9% from $12.0 million in Q3FY15;
•	Net income of $3.6 million, up 24% from $2.9 million in Q4FY14 and down from $4.2 million in Q3FY15;
•	Earnings per share on a diluted basis of $0.05, up 25% from $0.04 in Q4FY14 and consistent with Q3FY15;
•
Adjusted EBITDA of $13.9 million, up 17% from $11.9 million in Q4FY14 and up 5% from $13.2 million in Q3FY15. Adjusted EBITDA as a percentage of revenues was 31%, up from 30% in Q4FY14 and consistent with Q3FY15; and

•	Adjusted EBITDA per share on a diluted basis of $0.18, consistent with Q4FY14 and up 6% from $0.17 in Q3FY15.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q4 FY15	Q3 FY15	Q2 FY15	Q1 FY15	Q4 FY14
Revenues	44.3	43.1	42.7	40.8	40.3
Services revenues	41.5	39.4	40.2	38.0	36.6
Gross Margin	69%	68%	68%	68%	68%
Cash provided by operating activities	13.1	12.0	16.0	8.4	12.6
Net income	3.6	4.2	3.6	3.7	2.9
Earnings per diluted share	0.05	0.05	0.05	0.06	0.04
Adjusted EBITDA	13.9	13.2	12.7	12.1	11.9
Adjusted EBITDA as a % of revenues	31%	31%	30%	30%	30%
Adjusted EBITDA per diluted share	0.18	0.17	0.19	0.19	0.18

Cash Position
At January 31, 2015, Descartes had $118.1 million in cash, comprised entirely of cash and cash equivalents. Cash and cash equivalents have decreased $32.2 million in Q4FY15 primarily due to the acquisitions of Airclic Inc. (“Airclic”), e-customs Limited (“e-customs”) and Pentant Limited (“Pentant”). Cash and cash equivalents have increased $55.4 million in FY15 primarily due to strong cash flow from operations and net proceeds received from the public offering of 10,925,000 common shares completed in Q2FY15. This was partially offset by the repayment of the outstanding interest bearing debt and the acquisitions of Computer Management, Customs Info, Airclic, e-customs and Pentant.

The table set forth below provides a summary of cash flows for Q4FY15 and FY15, in millions of dollars:

	Q4FY15	FY15
Cash provided by operating activities	13.1	49.5
Additions to capital assets	(0.7)	(2.7)
Acquisition of subsidiaries, net of cash acquired	(41.3)	(82.2)
Proceeds from borrowing on debt facility	-	20.0
Payment of debt issuance costs	-	(0.4)
Repayments of debt	-	(63.3)
Issuance of common shares, net of issuance costs	0.2	140.7
Settlement of stock options	-	(0.4)
Effect of foreign exchange rate on cash and cash equivalents	(3.5)	(5.8)
Net change in cash and cash equivalents	(32.2)	55.4
Cash and cash equivalents, beginning of period	150.3	62.7
Cash and cash equivalents, end of period	118.1	118.1

Acquisitions in Q4FY15

1.	Acquisition of Airclic
On November 19, 2014, we acquired all of the outstanding shares of privately-held Airclic, a leading US-based provider of mobile solutions. Airclic's cloud-based mobile solutions help companies reduce the cost of delivering goods by streamlining and automating traditional paper-based 'last mile' logistics processes. The total purchase price for the acquisition was $29.6 million, net of cash acquired, which was funded with cash on hand.

2.	Acquisition of e-customs
On December 5, 2014, we acquired all of the outstanding shares of privately-held e-customs, a leading provider of electronic security and fiscal customs filing solutions in the UK. e-customs' cloud-based solution, Webdecs, provides both shippers and logistics service providers with a wide range of customs capabilities to cost-effectively comply with UK fiscal filing and security filing requirements. The total purchase price for the acquisition was $9.6 million, net of cash acquired, which was funded with cash on hand.

3.	Acquisition of Pentant
On December 5, 2014, we acquired all of the outstanding shares of privately-held Pentant, a leading UK-based Community System Provider offering customs connectivity and import/export inventory control solutions for ocean, truck and air cargo. Pentant provides its shipper and logistics service provider customers with a reliable and secure connection to both CHIEF (the central UK Revenue & Customs system) and ICS (the European Union Import Control System) to streamline declaration, cargo security and clearance processes. The total purchase price for the acquisition was $2.1 million, net of cash acquired, which was funded with cash on hand.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 8:00 a.m. ET on Thursday, March 5. Designated numbers are +1 866 229-4144 for North America and +1 416 216-4169 for international, using Passcode 8010580#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available following the call from 11:00 a.m. ET, and until March 11, 2015, by dialing +1 888 843-7419 or +1 630 652-3042 followed by Passcode 8010580#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes has over 200,000 parties using its cloud-based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; research and perform trade tariff and duty calculations and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

# # #

Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relates to Descartes future, opportunities and business; demand for Descartes’ solutions; growth of Descartes’ Global Logistics Network; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; Descartes’ continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes’ continued ability to identify and source attractive and executable business combination opportunities; Descartes’ ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes’ business of the global economic downturn; departures of key customers; the impact of foreign currency exchange rates; Descartes’ ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible impairment as a result of other-than-temporary decreases in Descartes’ market capitalization; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ most recently filed Management’s Discussion and Analysis.  If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA per Diluted Share
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include executive departure charges, restructuring charges and acquisition-related expenses). Adjusted EBITDA per diluted share divides Adjusted EBITDA by the number of diluted shares used in calculating the GAAP diluted earnings per share, or diluted EPS, measure.

Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed eight acquisitions since the beginning of fiscal 2014, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for Q4FY15, Q3FY15, Q2FY15, Q1FY15 and Q4FY14, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	Q4FY15	Q3FY15	Q2FY15	Q1FY15	Q4FY14
Net income, as reported on Consolidated Statements of Operations	3.6	4.2	3.6	3.7	2.9
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.2	0.1	0.4	0.4	0.3
Investment income	(0.1)	(0.1)	(0.1)	-	-
Income tax expense (recovery)	1.2	2.0	1.7	1.9	(1.5)
Depreciation expense	0.9	0.8	0.7	0.7	0.9
Amortization of intangible assets	6.2	5.5	5.3	4.6	4.8
Stock-based compensation and related taxes	0.5	0.5	0.4	0.2	0.4
Acquisition-related expenses	0.7	0.2	0.3	0.5	0.7
Restructuring charges	0.7	-	-	0.1	0.1
Executive departure charges	-	-	0.4	-	3.3
Adjusted EBITDA	13.9	13.2	12.7	12.1	11.9

Weighted average diluted shares outstanding (thousands)	76,303	76,190	68,567	64,817	64,658
Diluted earnings per share	0.05	0.05	0.05	0.06	0.04
Adjusted EBITDA per diluted share	0.18	0.17	0.19	0.19	0.18

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our audited Consolidated

Statements of Operations for the years ended January 31, 2015 and 2014, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	FY15	FY14
Net income, as reported on Consolidated Statements of Operations	15.1	9.6
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	1.1	1.0
Investment income	(0.3)	(0.1)
Income tax expense	6.8	4.2
Depreciation expense	3.0	3.3
Amortization of intangible assets	21.7	18.0
Stock-based compensation and related fees and taxes	1.7	2.0
Acquisition-related expenses	1.7	1.3
Restructuring charges	0.8	1.9
Executive departure charges	0.4	3.3
Adjusted EBITDA	52.0	44.5

Weighted average diluted shares outstanding (thousands)	71,584	64,370
Diluted earnings per share	0.21	0.15
Adjusted EBITDA per diluted share	0.73	0.69

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Audited)

	January 31,	January 31,
	2015	2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents	118,053	62,705
Accounts receivable (net)
Trade	22,613	20,558
Other	3,257	8,445
Prepaid expenses and other	4,327	3,663
Inventory	474	1,350
Deferred income taxes	8,572	13,508
	157,296	110,229
CAPITAL ASSETS	7,829	8,792
DEFERRED INCOME TAXES	16,510	19,628
INTANGIBLE ASSETS	115,126	94,649
GOODWILL	147,440	111,179
	444,201	344,477
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	4,620	7,027
Accrued liabilities	16,695	16,757
Income taxes payable	4,112	2,671
Current portion of debt	-	8,618
Deferred revenue	15,309	9,217
	40,736	44,290
DEBT	-	31,787
INCOME TAX LIABILITY	3,450	4,418
DEFERRED INCOME TAXES	9,630	13,822
	53,816	94,317
COMMITMENTS, CONTINGENCIES AND GUARANTEES
SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 75,480,492 at January 31, 2015 (January 31, 2014 – 63,660,953)	247,839	97,779
Additional paid-in capital	450,623	451,394
Accumulated other comprehensive loss	(25,212)	(1,089)
Accumulated deficit	(282,865)	(297,924)
	390,385	250,160
	444,201	344,477

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Year Ended
	January 31,	January 31,	January 31,	January 31,
	2015	2014	2015	2014

REVENUES	44,287	33,799	170,860	151,294
COST OF REVENUES	13,934	10,801	54,879	49,043
GROSS MARGIN	30,353	22,998	115,981	102,251
EXPENSES
Sales and marketing	4,970	3,824	20,404	16,681
Research and development	7,263	5,915	28,077	25,881
General and administrative	5,643	4,479	20,333	20,509
Other charges	1,424	533	2,876	6,512
Amortization of intangible assets	6,238	4,020	21,715	17,999
	25,538	18,771	93,405	87,582
INCOME FROM OPERATIONS	4,815	4,227	22,576	14,669
INTEREST EXPENSE	(150)	(13)	(1,088)	(993)
INVESTMENT INCOME	88	6	333	57
INCOME BEFORE INCOME TAXES	4,753	4,220	21,821	13,733
INCOME TAX EXPENSE (RECOVERY)
Current	860	383	2,784	1,768
Deferred	298	(3,951)	3,978	2,353
	1,158	(3,568)	6,762	4,121
NET INCOME	3,595	7,788	15,059	9,612
EARNINGS PER SHARE
Basic	0.05	0.12	0.21	0.15
Diluted	0.05	0.12	0.21	0.15
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	75,460	62,633	70,559	62,841
Diluted	76,303	63,910	71,584	64,370

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Year Ended
	January 31,	January 31,	January 31,	January 31,
	2015	2014	2015	2014
OPERATING ACTIVITIES
Net income	3,595	2,882	15,059	9,612
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	963	973	3,295	3,396
Amortization of intangible assets	6,238	4,779	21,715	17,999
Stock-based compensation expense	431	1,069	1,543	2,523
Deferred tax expense	298	(1,497)	3,978	2,353
Changes in operating assets and liabilities:
Accounts receivable
Trade	2,892	636	3,999	3,650
Other	344	306	4,869	2,164
Prepaid expenses and other	383	127	141	91
Inventory	366	(133)	859	(535)
Accounts payable	(2,753)	675	(3,121)	146
Accrued liabilities	812	1,342	(294)	2,051
Income taxes payable	295	249	(73)	596
Deferred revenue	(775)	1,206	(2,492)	(1,432)
Cash provided by operating activities	13,089	12,614	49,478	42,614
INVESTING ACTIVITIES
Additions to capital assets	(723)	(818)	(2,679)	(2,385)
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	(41,336)	(26,318)	(82,152)	(58,737)
Cash used in investing activities	(42,059)	(27,136)	(84,831)	(61,122)
FINANCING ACTIVITIES
Proceeds from borrowing on the debt facility	-	26,467	20,000	46,262
Payment of debt issuance costs	-	-	(386)	(692)
Repayments of debt and other financial liabilities	-	(895)	(63,305)	(3,722)
Issuance of common shares for cash, net of issuance costs	212	3,215	140,724	3,633
Settlement of stock options	-	-	(405)	(1,361)
Cash provided by financing activities	212	28,787	96,628	44,120
Effect of foreign exchange rate changes on cash and cash equivalents	(3,465)	(826)	(5,927)	(545)
(Decrease) Increase in cash and cash equivalents	(32,223)	13,439	55,348	25,067
Cash and cash equivalents, beginning of period	150,276	49,266	62,705	37,638
Cash and cash equivalents, end of period	118,053	62,705	118,053	62,705